Mail Stop 3561

May 31, 2006

<u>By U.S. Mail</u>

Mr. Homi B. Patel
Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

      Re: Hartmarx Corporation
            Form 10-K for the year ended November 30, 2005
            Filed February 13, 2006
            File No. 1-08501

Dear Mr. Patel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      William Choi
      Accounting Branch Chief